Filed by B. Riley Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: FBR & Co.

Exchange Act File No.: 001-33518

VIAVID
communications simplified.

B. Riley Financial, Inc.

First Quarter 2017 Earnings Conference Call

May 10, 2017

CORPORATE PARTICIPANTS

Bryant Riley, Chairman and Chief Executive Officer

Phillip Ahn, Chief Financial Officer and Chief Operating Officer

CONFERENCE CALL PARTICIPANTS

Wes Cummins, Nokomis Capital

PRESENTATION

Operator:

Good afternoon and welcome to B. Riley Financial’s First Quarter 2017 Earnings Conference Call. My name is Joe and I will be your Operator for today’s call. Joining us for today’s call are B. Riley Financial’s Chairman and CEO Bryant Riley, President Tom Kelleher, and CFO and COO Phillip Ahn. Following their remarks we will open up the call for your questions. Then before we conclude today’s call, I’ll provide the necessary cautions regarding the forward-looking statements made by Management during this call.

I would like to remind everyone that this call will be recorded and made available for replay via a link available in the Investor Relations section of the Company’s website at www.brileyfin.com.

Now I would like to turn the call over to B. Riley Financial’s Chairman and CEO Mr. Bryant Riley. Sir, please proceed.

Bryant Riley:

Welcome everyone and thank you for joining us. After the market closed today, we issued a press release announcing our financial results for the first quarter ended March 31, 2017, a copy of which is available in the IR section of our website. As you can see from our earnings release, our results for Q1 were strong across the board, working another highly profitable quarter for B. Riley Financial.

In addition to our total revenues being up across all of our business segments, especially Capital Markets and Auction and Liquidation, we generated over $15 million in Adjusted EBITDA and $14 million of net income, or $0.71 per diluted share. We were able to generate these strong returns despite not completing any major retail liquidations in this period.

We believe our performance this quarter demonstrates the attractiveness of the business model that we have and are continuing to build. Our goal has been to add multiple uncorrelated sources of recurring revenue and cash flow to help insulate us from subdued conditions in any one of our end markets. We now have revenue and earnings diversification from United Online and our Principal Investment segment, balanced out by investment banking and trading, retail, appraisal and liquidations, and asset management. In addition to the increased stability of the model, we also have opportunities to generate period of outside returns, which is reflected in our trailing 12 Adjusted EBITDA of over $60 million, majority of which was generated in the last three quarters.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Before I dive into each of our business segments and talk about our strategic initiatives, such as our pending merger with FBR & Company, I would like to turn over the call to our COO and CFO, Phil Ahn, who will walk us through our financial performance for the quarter. Phil?

Phillip Ahn:

Thanks, Bryant, and welcome, everyone. Turning to our results for the first quarter ended March 31, 2017, our revenues for the first quarter of 2017 totaled $52.9 million compared to $19.9 million in Q1 of last year. The significant increase was due to higher revenues from our Auction and Liquidation segment, as well as our Capital Market segment, combined with the addition of our Principal Investment segment which includes United Online that we acquired in July 1, 2016.

Now looking at our revenue mix and operating income by business segment for the first quarter of 2017, revenue in our Capital Market segment was $17.7 million, up significantly from $5.6 million in Q1 of last year. Segment income was $6.6 million, up from a loss of $631,000 in Q1 of last year. The revenue and income improvements were principally driven by (inaudible) transactions completed during the quarter.

Revenue in our Auction and Liquidation segment for the first quarter increased to $14 million from $6.9 million in Q1 of last year. Our segment income was $1.8 million, down slightly from $2.2 million in Q1 of last year. This segment of our business can be highly profitable, but also episodic in nature where results may vary substantially from quarter-to-quarter and year-to-year.

Revenue in our Valuation and Appraisal segment for the first quarter was $7.8 million, up slightly from $7.5 million in Q1 of last year. Segment income for the quarter was $2 million, down slightly from $2.1 million in Q1 of last year.

Finally, in our Principal Investment segment, which currently consists of United Online, revenues from services and fees and the sale of products totaled $13.4 million. Segment income for the quarter was $4.2 million.

Turning to our profitability metrics, our GAAP net income in the first quarter was $14 million, or $0.71 per diluted share. This included a one-time non-cash tax benefit of $8.4 million, or $0.43 per diluted share, related to our election to treat the acquisition of United Online as a taxable business combination for income tax purposes. Excluding this tax benefit, net income for the first quarter would've been $5.6 million or $0.29 per diluted share. This was an improvement from net income of $248,000 or $0.01 per diluted share in Q1 of last year.

Our Adjusted EBITDA, a non-GAAP metric, for the first quarter 2017 totaled $15 million compared to $1.2 million in the same year-ago period. For further discussion about Adjusted EBITDA to reconciliation to the nearest GAAP measures, please refer to the section in today's earnings release titled Use of Non-GAAP Financial Measures.

Now turning to our balance sheet, at quarter end we had $71.5 million of unrestricted cash and $39.4 million of net investments and securities. Shareholder's equity at quarter end totaled $161.1 million, which was up from $149.3 million at the end of last year. Our shares outstanding at quarter end was $19.3 million.

Finally, our Board of Directors approved an $0.08 per share regular quarterly cash dividend, as well as a one-time special $0.08 per share cash dividend. The dividends will be paid on or about May 31, to Stockholders of record as of May 23. That completes my financial summary.

I'll now turn the call back over to Bryant. Bryant?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Bryant Riley:

Thanks, Phil. I will now give a brief summary of activities in our various segments. In our Capital Market segment we experienced another period of significant investment banking transactions activity in Q1. This was highlighted by several large transactions completed in the quarter, including a $25 million secondary offering for Ooma, as well as a major refinancing for Gibson Brands. These transactions helped produce a significant improvement in our financial results, both sequentially and year-over-year. The improvement (inaudible) the successful contribution of key strategic hires and a more favorable small-cap investing climate.

Our Sales and Trading Team continues to focus on active alpha-generation and in otherwise record low volatility environment, and achieving best execution for our institutional accounts that has been organized by them and industry rankings alike. The micro and small-cap space saw noticeable uptick in Q1 volume and we were able to capitalize on being well-positioned to capture some of that business.

Our Research Department contributed to a strong equities performance. Numerous Analysts were recognized by industry organizations for stockpicking, excellence versus peers, while other signs of productivity, including a research coverage in corporate access, which set a record in Q1 more favorable. We look forward to taking this momentum, not only into our 18th Annual Conference later this month in Santa Monica but also into our acquisition of FBR next month.

One item we are very proud of is our highly ranked Mutual Fund which is based on a Research Best Ideas list. This Fund was ranked in the top 3% of funds in the small-cap growth category for year-to-date performance as of the first quarter and continues to perform well versus its peers in the second quarter. While assets have been slow to flow into this Fund, we are seeing increasing momentum and believe that continued strong performance will be recognized.

Since we started the Firm over 20 years ago, we've always held a single believe: if you make your clients money, good things will happen. We believe that the fact that our equity commission is up 34% year-over-year and 5% sequentially, is a direct result of this view.

A significant development for our Company is our previously announced merger with FBR. This represents a great fit for B. Riley and brings to us a company with strong franchises in areas complementary to our existing business. With the increased scale, reach, and capabilities achieved through the merger with FBR, we will be ideally situated to expand our market-leading position in the small-cap investment banking space, while also realizing attractive cross-selling opportunities across our highly unique and increasingly diversified Financial Services platform. The closing process is going as planned, which we expect to close on or shortly after June 1.

In our Retail and Appraisal segment, while we didn't complete any large liquidations in Q1, we did initiate two smaller deals while continuing to build our pipeline. We have announced three deals to complete in the second quarter and we hope to win more. In addition, we enhanced our capital resources to enable us to move more effectively and rapidly on larger deals in the future through two debt facilities that, combined, provide us with over $200 million of additional liquidity.

One of the two liquidation engagements we initiated in the first quarter involved MC Sports where we partnered with another liquidator to facilitate the orderly exit of all 68 of MC Sports stores across the Midwest. We concluded the going-out-of-business sale early this week. The other liquidation we initiated in Q1 was for Family Christian in which we facilitated the successful close of all their 237 stores in 36 states nationwide. We expect this liquidation to be completed shortly.

In addition to these two deals, Great American, along with another liquidator, were engaged by Gander Mountain at the end of March to facilitate the liquidation of 32 of its Gander Mountain stores nationwide. As a background, the retailer filed for Chapter 11 bankruptcy on March 10 and hoped to continue operating its remaining 137 stores. The liquidation sales at the 32 locations began on March 23 and are expected to be completed by the end of August.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Additionally, on May 5, the court approved Great American to liquidate the remaining 137 stores as part of a consortium with other liquidation firms and Camping World. Our activity in the Liquidation segment is the highest we have ever seen, with 11 projects operating simultaneously, covering more than 1,000 stores.

As we always mention, it's important to remember that many of these transactions are one-time in nature and may result in us experiencing revenue volatility from quarter-to-quarter. However, we believe Great American is ideally positioned to continue benefiting from the secular trend of online shopping and ongoing reduction of physical stores, regardless of business cycles. Our operations in Australia and Europe are also very attractive and these markets have a tendency to lag behind our U.S. business. We are confident in our ability to more effectively pursue larger scaled opportunities because of our strong balance sheet, and our recently amended credit facility that I previously mentioned was increased from $100 million to $200 million.

As in prior quarters, our Valuation and Appraisal segment continues to provide us with modest growth, profitability, and predictable cash flow. Our results for Q1 reflect these contributions, both from a top and bottom-line perspective. We were able to achieve growth despite a runoff of its standing loans, commitments, flipped into (phon) asset-base lending marketplace. The modest revenue growth we achieved in Q1 was helped by growth in our CBS product with fresh start accounting and training valuation work within our Appraisal division. Our strategy remains to generate recurring revenue from appraisals and fixed fees from valuation advisory services, making this segment an important part of our overall performance, both today and moving forward.

In addition, this group is an important engine in the retail liquidation restructuring and lending groups for generating intelligence around what is happening in the market. Our Restructuring businesses continue to gain momentum. We started this business nearly a year ago to leverage and enhance B. Riley Financial's full range of services. We've gained meaningful traction in relatively short time as we continue to invest and expand in this part of our business. We have been retained on 19 mandates from inception through Q1. In addition to Gibson, these mandates ranked from advising companies, creditors, including ad hoc, secured and unsecured creditor groups, and buyers of distressed assets. Our Team covers several sectors, including minerals and mining, healthcare, energy, business services, and retail. Our expertise in retail resulted in cross-selling opportunities in a number of situations throughout our Capital Market, Liquidation and Appraisal business.

Finally, to support our plan, the Restructuring Team has grown, adding two professionals this quarter.

Another growth area of our business that continues to gain traction is our specialty to finance company, Great American Capital Partners, or GACP. The Fund is highly synergistic to other areas of our platform, like banking and restructuring, providing business development opportunities. An example of this is with hhgregg, in which GACP provided the retail with a $30 million dip loan as part of their bankruptcy filing I mentioned earlier. This relationship, and imminent knowledge of hhgregg's businesses assets, led to Great American Selection as a co-liquidator of 130 hhgregg stores across the U.S., which involved approximately $80 million of merchandise.

More recently, GACP made two additional investments. The first was a $20 million term loan to General Finance Corporation, and most recently, a joint investment with KKR Credit Advisors of CA$300 million to Sears Canada. This is yet another example of GACP's ability to provide creative solutions to the challenging retail environment. We believe the increased level of activity that GACP is seeing reflects a growing demand for middle-market companies for asset-based loans, as well as the significant operating and business development synergies our platform provides. As the Fund nears its capacity for new investments, we will begin exploring the prospect for initiating our next Fund.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

An emerging and complementary area of our business is in asset management. Last month, B. Riley Capital Management acquired the rights to manage certain hedge funds managed by Dialectic Capital Management. Under John Fichthorn's leadership, as our new Head of Alternative Investments, B. Riley Financial will look to increase our exposure to active management. We see the cycle of active versus passive investing swinging back towards active management in the future and believe the opportunity is now to begin investing for that. The acquisition is consistent with our strategy of expanding our Capital Management business, which now has nearly $1 billion in assets under management. Dialectic has established an impressive track record and solid reputation in the hedge fund industry and we look forward to benefiting from John's experience to scale our Asset Management business even further.

Onto our final business segment, Principal Investments, United Online, which we acquired last July, continues to perform to our expectations, contributing $13.4 million in revenue and $4.2 million in segment income in the first quarter of this year. Our success with United Online provides a proven blueprint for us to replicate with similar orphaned companies that exhibit challenging market dynamics where we can implement operational changes to generate attractive returns.

In summary, we believe our strong financial results for Q1 continue to demonstrate our significant operating and financial momentum across our businesses. Looking ahead, we plan to build on this momentum by leveraging our expanding infrastructure and acting strategically to invest and acquire businesses that can help our Company's scale even further.

Now with that, we're ready to open the call to your questions. Operator, please provide the appropriate instructions.

Operator:

Thank you. We will now begin the question-and-answer session. To join the question queue, simply press star, then one on your telephone keypad. You will hear a tone acknowledging your request. If you are using a speakerphone, please pick up your handset before pressing any keys. To withdraw your question, please press star, then two. We will pause for a moment as callers join the queue.

The first question today comes from Wes Cummins with Nokomis Capital. Please go ahead.

Wes Cummins:

Hey. Thanks. Hey, Bryant. Just one question from me. Now that you've done more work and you're getting closer to closing on FBR, just your thoughts around potential synergies, both cost and revenue, if you've got any update versus the last quarter.

Bryant Riley:

Hey, Wes. Yes. We've actually—obviously we've been working together as much as we can over the course of the last few weeks. You know what I would say is there's the obvious cost saves, which are Board and public company costs and things like that. In terms of other opportunities, we think there's quite a bit of money on the real estate side, quite a bit of money on the services side and the technology side, and as the integration moves forward, we evaluate all of our various verticals and feel like we have a very good group and a good broad breadth of verticals that we're going to be able to go after.

So, I would say the beauty of this transaction was there wasn't a lot of overlap. The markets are good; the markets are pretty good. So, from that aspect, that stayed intact. Capital Market's opening up a bit. So, I think we'll both be beneficiaries of that, as you saw in our quarter, and it's all about working together and integrating the two businesses and research.

But I think—I feel very good that we're going to find a meaningful amount of cost savings, but at the same time, keep the key product sets from both sides of the business. So we feel good about it. It's obviously a meaningful transaction and it's going to be a lot of work, but I think the merit of the transactions that we saw when we started we're still very excited about the people and that transaction.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Wes Cummins:

Great. Thanks.

Bryant Riley:

Thanks, Wes.

Operator:

As a reminder, if you wish to ask a question, please press star, then one on your telephone.

At this time this concludes our question-and-answer session. I will now turn the call back over to Mr. Bryant Riley for closing remarks.

Bryant Riley:

Great. Thank you and thank you for joining us on today's call. I particularly want to thank our employees, partners, and Investors for their continued support. I'd also like to welcome any FBR employees listening on the call. We're excited to have you as part of the Team. We look forward to our conference. We hope that many of you can be there and look forward to reporting results next quarter. Thank you.

Operator:

Before we conclude today's call, I would like to provide B. Riley Financial's Safe Harbor statement that includes important cautions regarding forward-looking statements made during this call.

During today’s call there were forward-looking statements that are not based on historical fact, including, without limitation, statements containing the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "may," "estimates," and similar expressions and statements. Such forward-looking statements include, but are not limited to, express or implied statements regarding future financial performance, future dividends, the effects of our business model, the effects of our balance sheet and credit facility on our ability to pursue business opportunities, the effects of the United Online, Inc. acquisition, the effects of our acquisition of rights to manage certain hedge funds managed by Dialectic Capital Management, the anticipated benefits of our pending acquisition of FBR & Co. and related actions, expectations regarding future transactions and financial impact, size, consistency of returns, and timing thereof, as well as statements regarding the effect of investments in our business segments. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include risks associated with large engagements in our Auction and Liquidation segment; the possibility that the pending acquisition of FBR & Co. does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; lower FBR & Co. earnings and/or higher FBR & Co. transaction and other expenses; our ability to achieve expected cost savings or other benefits with respect to the acquisition of United Online, Inc., our acquisition of rights to manage certain hedge funds managed by Dialectic Capital Management or the pending acquisition of FBR & Co., in each case with expected time frames or at all; our ability to consummate anticipated transactions and the expected financial impact thereof, in each case within the expected timeframes or at all; our ability to successfully integrate recent and pending acquisitions; loss of key personnel; our ability to manage growth; the potential loss of financial institution clients; the timing of completion of significant engagements; and those risks described from time to time in the Company's filings with the SEC, including, without limitation, the risks described in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information will also be set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2016. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information discussed on this call is of today, May 10, 2017, and B. Riley Financial does not intend or undertakes no duty to update such information based upon future events of circumstances.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Further, this conference call included a discussion on non-GAAP financial measures as that term is defined in Regulation G. The most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the Company’s financial results prepared in accordance with GAAP are included in the earnings release, which is posted on the Company’s website at www.brileyfin.com.

The statements made today do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Stockholders are urged to carefully review and consider each of B. Riley Financial, Inc.'s and FBR & Co.'s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. FBR & Co. and B. Riley Financial, Inc. stockholders are urged to read the Joint Proxy and Prospectus and the other relevant materials before voting on the transaction. Please refer to the press release issued today for additional information about the pending acquisition of FBR & Co., Inc. and where to find it.

Finally, I would like to remind everyone that a recording of today’s call will be available for replay via the link available in the Investors section of the Company’s website.

Thank you for joining us today for B. Riley’s Financial's First Quarter 2017 Earnings Conference Call. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Forward-Looking Statements

This communication may contain forward-looking statements by B. Riley Financial, Inc. that are not based on historical fact, including, without limitation, statements containing the words "expects," "anticipates," "intends," "plans," “projects,” "believes," "seeks," "estimates" and similar expressions and statements. Such forward looking statements include, but are not limited to, express or implied statements regarding future financial performance and future dividends, the effects of our business model, the effects of our balance sheet and credit facility on our ability to pursue business opportunities, the effects of the United Online, Inc. acquisition, the effects of our acquisition of rights to manage certain hedge funds managed by Dialectic Capital Management, the anticipated benefits of our pending acquisition of FBR & Co. and related actions, expectations regarding future transactions and the financial impact, size and consistency of returns and timing thereof, as well as statements regarding the effect of investments in our business segments. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include risks associated with large engagements in our Auction and Liquidation segment; the possibility that the pending acquisition of FBR & Co. does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; lower FBR & Co. earnings and/or higher FBR & Co. transaction and other expenses; our ability to achieve expected cost savings or other benefits with respect to the acquisition of United Online, Inc., our acquisition of rights to manage certain hedge funds managed by Dialectic Capital Management or the pending acquisition of FBR & Co., in each case within expected time frames or at all; our ability to consummate anticipated transactions and the expected financial impact thereof, in each case within the expected timeframes or at all; our ability to successfully integrate recent and pending acquisitions; loss of key personnel; our ability to manage growth; the potential loss of financial institution clients; the timing of completion of significant engagements; and those risks described from time to time in B. Riley Financial, Inc.'s filings with the SEC, including, without limitation, the risks described in B. Riley Financial, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2016 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information will also be set forth in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date this communication, and B. Riley Financial, Inc. undertakes no duty to update this information.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com

Additional Information about the Pending Acquisition of FBR & Co. and Where to Find It

Stockholders are urged to carefully review and consider each of B. Riley Financial, Inc.’s and FBR & Co.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley Financial, Inc.’s pending acquisition of FBR & Co., B. Riley Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley Financial, Inc. and FBR & Co. and a Prospectus of B. Riley Financial, Inc. (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the transaction. Stockholders of B. Riley Financial, Inc. and FBR & Co. are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR & Co. in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. The Joint Proxy/Prospectus has been sent to the stockholders of B. Riley Financial, Inc. and FBR & Co. The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. FBR & Co. AND B. RILEY FINANCIAL, Inc. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from FBR & Co. by accessing FBR & Co.’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley Financial, Inc. at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR & Co., Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

Participants in Solicitation

B. Riley Financial, Inc. and FBR & Co. and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FBR & Co. or B. Riley Financial, Inc. in connection with B. Riley Financial, Inc.’s pending acquisition of FBR & Co.. Information about the directors and executive officers of B. Riley Financial, Inc. and their ownership of B. Riley Financial, Inc. common stock is set forth in the proxy statement for B. Riley Financial, Inc.’s 2017 annual meeting of stockholders, which is included in the Joint Proxy/Prospectus. Information about the directors and executive officers of FBR & Co. and their ownership of FBR & Co. common stock is set forth in the Joint Proxy/Prospectus and in FBR & Co.’s Form 10-K/A filed with the SEC on April 21, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the pending acquisition of FBR & Co. may be obtained by reading the Joint Proxy/Prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262   1-604-929-1352   www.viavid.com